UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM N-6F

             NOTICE OF INTENT TO BE SUBJECT TO SECTION 55 THROUGH 65
                      OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") and in connection with such notice submits the following information:

Name:                    Infinity Capital Group, Inc.
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Address of Principal Business Office (No. & Street, City, State, Zip Code):

                             7 Day Street, Suite 900
                            New York, New York 10007
                         ------------------------------

Telephone Number (including area code):  (212) 962-4400
                                       ------------------

Name and address of agent for service of process:

                            Jerry Gruenbaum, Esquire
                               SEC Attorneys, LLC
                        110 Washington Avenue, 4th Floor
                         North Haven, Connecticut 06473
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     The  undersigned  company  hereby  notifies  the  Securities  and  Exchange
Commission  that it intends to file a notification  of election to be subject to section 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(C)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

                                   SIGNATURES

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to section 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of New York and the State of New York on the 17th day of July, 2003.

[SEAL]                                              /S/ Gregory H. Laborde
                                                   ----------------------------
                                                   Infinity Capital Group, Inc.
                                                   By: Gregory H. Laborde
                                                   Its President and Chairman
                                                   Of the Board